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Ex12b
                               Idaho Power Company
                       Consolidated Financial Information
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements



                                            Twelve Months Ended December 31,
                                                 (Thousands of Dollars)
                                          1997         1998      1999        2000           2001
Earnings, as defined:
  Income from continuing operations
  before  income taxes               $  135,908    $ 133,021   $ 119,872   $ 128,139   $    48,250
  Adjust for distributed income of
     equity investees                    (3,943)      (4,697)       (837)     (3,116)       (1,620)
  Equity in loss of equity method
     investments                              0          476           0           0             0
  Minority interest in losses of
  majority owned subsidiaries                 0         (125)          0           0             0
  Fixed charges, as below                61,743       61,394      62,969      58,833        64,964

     Total earnings, as defined      $  193,708    $ 190,069   $ 182,004   $ 183,856   $   111,594

Fixed charges, as defined:
  Interest charges                   $   60,761    $  60,593   $  62,014   $  57,797   $    64,002
  Rental interest factor                    982          801         955       1,036           962

     Total fixed charges                 61,743       61,394      62,969      58,833        64,964

  Preferred stock dividends-gross
  up Idaho Power rate                     7,803        8,275       8,133       9,564         9,033

     Total combined fixed charges
     and preferred dividends         $   69,546    $  69,669   $  71,102   $  68,397   $    73,997

Ratio of earnings to combined fixed
charges and preferred dividends           2.79x        2.73x       2.56x       2.69x          1.51x
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